Filed by: BHP Group Limited and BHP Group Plc

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: BHP Group Limited

(Commission File No.: 001-09526)

Video Q&A session: Jacky Connolly and Marius Kotze

The following transcript of a video interview made available to employees of BHP Group’s petroleum business on October 15, 2021.

Jennifer Lopez:

Hello, everyone. My name is Jennifer Lopez, and I’m the Manager in the Group Governance Team. Today, we are joined by Jacky Connolly and Marius Kotze to discuss all things integration. As you may know, Jacky is the HR Leader for Woodside. Marius is the HR Leader for BHP.

Jennifer Lopez:

All right. Great. So let me start with you, Jacky, if you don’t mind. I understand that you and Marius have been working together over the past four weeks. Are you able to share lessons learned and kind of what priorities you have going forward?

Jacky Connolly:

Great question. I think the thing we’ve learned over the last four weeks is just how much similarity we have in both of our organizations. And quite frankly, I think both of us, are quite relieved around the culture, the values, and even a lot of the systems, particularly in the HR space are very consistent.

So that’s probably the thing that makes me the happiest is you can see a real connection between the people in both our organizations. The things that we could think differently around and think what could we improve on, that’s the next phase of the work that we need to go through. To try and understand we do things a little bit differently, what could be the best way forward for our organizations to set us up for success together in the future.

Marius Kotze:

Look, probably the only thing I’ll add to that is what we’ve also learned is all the work that’s in front of us for day one go-live readiness. I mean, from an HR perspective, that’s such an important piece of work to make sure the organization is ready to go live on day one. And certainly, a lot of our people will have an interest in our progress around that in terms of payroll, benefits, transitions, et cetera. So still a lot of work to do. But I think we started off on a very strong footing, lot of similarities, and we busy carving out the path forward in terms of the work to get done.

Jennifer Lopez:

Okay. How about we talk about where are we on building the operating model?

Marius Kotze:

I think the operating model is so important for the new organization. It’s one of those areas that is going to be pivotal in terms of unlocking value. And I think it’s important that when we think about the operating model, it’s not just about organizational structure. It’s also about processes, systems, and culture and behavior in terms of how we bring that together. So if we think about the outcome of bringing the best of both companies together, it’s going to come through very strongly in the operating model work.

If we start with organizational structure work, I think at this point in time we’re still firming up the process around how that’s going to work and how the design is going to play out. Of course, it starts with the most senior layer of the organization and that layer reporting into the CEO and then it will cascade from there. So we are busy firming up that approach, we’re busy firming up the timeline, and we will communicate that transparently when it plays out.

In terms of the other elements, processes, systems, a lot of that is happening in the functional workshops right now. So a bit of a bottoms-up in terms of gap analysis through a diagnostic, what are we seeing, what’s the best of both, or is there perhaps something else we want to do or something new. So pivotal stream of work for us in terms of unlocking value. And we’re also at the starting phase of that.

Jacky Connolly:

The other piece I would add to that, is understanding what’s the business plan and strategy, particularly for the next few years ahead of us, as well as really being quite successful on how we deliver the synergies and opportunities with the integration. And that’s the other factor that comes in when you’re considering an organizational design from a structure point of view is how do you structure it in the best way to be able to effectively deliver on the business plan, the commitments we want to make to shareholders and our employees to set us up for success.

Jennifer Lopez:

It’s no doubt an exciting time for both BHP and Woodside, but let’s talk about the elephant in the room. There’s a lot of uncertainty that this is also causing for us. Top of mind is basically we’re wondering how do we know that people are going to be selected and treated fairly and equitably?

Jacky Connolly:

That’s a great question. And a lot of people have been asking that to this point. The way I look at this is the history that both of our organizations have demonstrated when we’ve had to manage through change in the past is we’ve always aligned to our common value that we both have around respect. We’ve got a very strong and proven history of doing the right thing by our people, even when times are tough. So I start with that principle first and foremost.

When you’re looking at the selection process, we’ve got to work through how do we make sure that it’s fair, it’s equitable, but also our people have an opportunity to be able to say this is what I’m capable of and this is what I’ve done in the past to help demonstrate that performance and interest to be part of the future. So we’ve got a piece of work around the selection piece, but certainly the strong commitment that we’ve had is making sure we create those opportunities.

We have great talent in both organizations. I was saying to a group earlier in the week in one of our diagonal slice sessions is as a HR practitioner, first and foremost, I don’t want to have to shop anywhere else for talent. We’ve both got talent in our organizations. So that’s where you would start for looking at opportunities for our people in both of our organizations today. There may be opportunities and skill sets that we need in the future that we don’t have today. That’s only when you would need to look at external options.

So the philosophy is really creating the opportunities where we can for our people. Where we are unable to do that what redeployment options do we have. And then worst case scenario is then obviously the path to be able to help people onto their next endeavors and doing that with dignity and respect for those individuals at that point in time. But that’s definitely the last option that you’d look for.

Jennifer Lopez:

Let’s move to culture. I’ve been with BHP for 11 years now. And so I’ve been able to see the evolution in terms of our culture. And I understand, I’ve heard quite a lot of stories about Woodside’s culture being very strong as well. How are we going to make sure that we integrate both cultures in a successful way?

Jacky Connolly:

Maybe I’ll start. There’s actually a culture work stream as part of the integration planning because we recognize that this is quite an important element -- the glue that holds everything together to make integration successful. So the culture team’s remit is really to see what are the key things that we want to have consistently across the organization and where might there even be subcultures as well, particularly in geographic regions, noting that you need both in organizations to be successful.

But I think the things that we see at the top of both organizations on just the values and who we are, which is where often culture starts from, is very aligned. I think we’ve heard from both of our leaders is through your charter you’ve got six items on your charter. Woodside has a compass with six, four are exactly the same. So that’s a great starting point for the culture in an organization.

But it does come back to Marius’s point earlier on the organizational design and what we’re trying to achieve from a business strategy of view and the culture you need to be able to successfully execute on that plan. So I think we’re starting from a strong base, but definitely the culture stream has a lot of effort and focus moving forward to making this integration successful.

Marius Kotze:

The culture stream is foundational to success, not just of an organization but also to this integration work. To the earlier points that that Jacky made, culture is valued so highly in both organizations from a people strategy perspective, which is a strong standing point to work from. And then once you start to line up the sub elements --the leadership importance, the inclusion and diversity importance, the elements of behavior systems, symbols we want to analyze, there’s a lot of similarities and alignment. So we start from a very strong base. It’s pivotal in terms of importance, and I think there’s a lot of strong alignment already for us to work from and propel forward.

Jennifer Lopez:

Marius, let’s dig a little bit deeper. When are people going to know exactly how they fit in the organization?

Marius Kotze:

I know there’s a lot of anxiety around this question right now. People want to know at least when will they know whether they have a role, what that would look like, the organization moving forward, the selection process. I think all we can ask for at this point in time is just for some patience. I mean, it’s quite clear that we will communicate transparently when the plans are firmed up. But a lot of the work over the last couple of weeks have been more about diagnostic work to understand both sides of the organizations coming together, firming up plans, moving forward. The design work has not been done yet. But we are working towards that. We will soon be communicating to the organization a bit more granularity around timelines of when things will play out.

Jacky Connolly:

One thing I could add that helps to fill the void of time. We talked a little bit around the selection process and how people could put their best foot forward. In both our organizations, we use the SuccessFactors HR technology. The employee profile is there. All of our employees in both organizations have the power of the pen, so to speak, or the keyboard to make sure that the details about each of you are up to date. What are the qualifications you have, the languages you speak, the strengths, the areas of development you have, and your career aspirations, all sit there neatly in both of our systems. That is a great way for everybody to ensure that they really do the most to put their best foot forward for the opportunities for the future.

Jennifer Lopez:

Thank you both for taking the time to speak with me. It’s been an absolute pleasure. I hope this has helped you answer some questions that you guys might be having right now. I know it’s helped me. If you have any more questions, don’t forget that you can always refer to the transition hubs and many of those answers should be there. So hopefully, they’ll help you out. Again, thank you for this time and please have a safe travel home to Perth.

Jacky Connolly:

Thank you.

Marius Kotze:

Thank you.

Forward-looking statements

This announcement contains forward-looking statements. The words ‘anticipate’, ‘believe’, ‘aim’, ‘estimate’, ‘expect’, ‘intend’, ‘may’, ‘target’, ‘plan’, ‘forecast’, ‘project’, ‘schedule’, ‘will’, ‘should’, ‘seek’ and other similar words or expressions are intended to identify forward-looking statements. These forward-looking statements are based on assumptions and contingencies that are subject to change without notice and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Woodside, BHP and their respective related bodies corporate and affiliates, and each of their respective directors, officers, employees, partners, consultants, contractors, agents, advisers and representatives, and could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by those forward-looking statements or any projections or assumptions on which those statements are based.

The forward-looking statements are subject to risk factors, including those associated with the oil and gas industry as well as those in connection with the Transaction. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a range of variables which could cause actual results or trends to differ materially, including but not limited to: price fluctuations, actual demand, currency fluctuations, geotechnical factors, drilling and production results, gas commercialisation, development progress, operating results, engineering estimates, reserve estimates, loss of market, industry competition, environmental risks, physical risks, legislative, fiscal and regulatory developments, economic and financial markets, conditions in various countries, approvals and cost estimates.

Investors are strongly cautioned not to place undue reliance on forward-looking statements, particularly in light of the current economic climate and the significant uncertainty and disruption caused by the COVID-19 pandemic. Forward-looking statements are provided as a general guide only and should not be relied on as an indication or guarantee of future performance. These statements may assume the success of the Transaction, BHP’s oil and gas portfolio or Woodside’s business strategies, the success of which may not be realised within the period for which the forward-looking statements may have been prepared, or at all. No guarantee, representation or warranty, express or implied, is made as to the accuracy, likelihood of achievement or reasonableness of any forecasts, prospects, returns, statements or tax treatment in relation to future matters contained in this presentation.

Past performance and pro forma historical information is given for illustrative purposes only. Pro forma information is presented on a combined basis, without giving effect to any pro forma adjustments. It should not be relied on and is not indicative of future performance, including future security prices.

Disclosure of reserve information and cautionary note to US investors

Unless expressly stated otherwise, all estimates of oil and gas reserves and contingent resources disclosed in this presentation have been prepared using definitions and guidelines consistent with the 2018 Society of Petroleum Engineers (SPE)/World Petroleum Council (WPC)/American Association of Petroleum Geologists (AAPG)/Society of Petroleum Evaluation Engineers (SPEE) Petroleum Resources Management System (PRMS). Estimates of reserves and contingent resource in this presentation will differ from corresponding estimates prepared in accordance with the rules of the US Securities and Exchange Commission (the “SEC”) and disclosure requirements of the US Financial Accounting Standards Board (“FASB”), and those differences may be material. For additional information regarding the availability of Woodside’s reserves disclosures in accordance with SEC requirements, please see Woodside’s investor presentation dated 17 August 2021 and released to the ASX. For additional information regarding BHP’s reserves, please see BHP’s annual report on Form 20-F filed with the SEC.

No offer or solicitation

This communication relates to the proposed Transaction between Woodside and BHP. This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the Transaction or otherwise, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities in the United States shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

Important additional information and where to find it

In connection with the proposed Transaction, Woodside intends to file with the US Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (the “Registration Statement”) to register the Woodside securities to be issued in connection with the proposed Transaction (including a prospectus therefor). Woodside and BHP also plan to file other documents with the SEC regarding the proposed Transaction. This communication is not a substitute for the Registration Statement or the prospectus or for any other document that Woodside or BHP may file with the SEC in connection with the Transaction. US INVESTORS AND US HOLDERS OF WOODSIDE AND BHP SECURITIES ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS AND OTHER DOCUMENTS RELATING TO THE PROPOSED TRANSACTION (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS) THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT WOODSIDE, BHP AND THE PROPOSED TRANSACTION. Shareholders will be able to obtain free copies of the Registration Statement, prospectus and other documents containing important information about Woodside and BHP once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of such documents may also be obtained from Woodside and BHP without charge.